FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 01 April 2019
Exhibit No. 2	Block Listing Six Monthly Return dated 09 April 2019
Exhibit No. 3	Publication of Supplementary Prospectus dated 29 April 2019
Exhibit No. 4	Total Voting Rights dated 30 April 2019

Exhibit No. 1

1 April 2019

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 1 April 2019 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 March 2019 on behalf of the PDMRs named below as participants in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets Plc	60	£ 2.501
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	60	£ 2.501

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date: 9 April 2019

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc2007 Sharesave Plan
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		10,095,026
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		157,592
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,937,434
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc2007 Irish Sharesave Plan
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		1,335,670
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,333
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,334,337
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc UK Sharesave Plan 2017
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		996,270
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		8,008
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		988,262
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555
Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		500,000
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc2007 Executive Share Option Plan
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		6,238,272
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,238,272
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plcEmployee Share Ownership Plan
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		4,509,528
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		158,220
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,351,308
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		10,789,505
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		19,734
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,769,771
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Plan 2014
Period of return:	From:	1 October 2018	To:	31 March 2019
Balance of unallotted securities under scheme(s) from previous return:		44,329,287
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		41,471,818
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,857,469
Name of contact:		Gary Moore
Telephone number of contact:		0131 556 8555

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

3rd Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme dated 26 April 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3973X_1-2019-4-29.pdf

A copy of the above 3rd Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the 3rd Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the 3rd Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the 3rd Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 April 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 April 2019
Ordinary shares of £1	12,091,108,617	4	48,364,434,468
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,092,008,617		48,368,034,468

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 April 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary